Results of a Special Meeting of Shareholders

On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement and subadvisory agreement. The following table provides the number of votes cast for, against, as well as the number of abstentions as to the matter voted on at the Special Meeting of Shareholders.

Item Voted On 		  Votes For 	Votes Against 	Abstentions
New Management Agreement  4,336,515	  1,280,882	  313,740

New Subadvisory Agreement 4,303,779	  1,291,635	  335,723